UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 34527 / March 8, 2022

_____   :
                                                         :
In the Matter of   :
                                                         :
DOUBLELINE ETF TRUST   :
DOUBLELINE ETF ADVISER LP   :
2002 North Tampa Street   :
Tampa, Florida 33602   :
                                                         :
FORESIDE FUND SERVICES, LLC   :
Three Canal Plaza, Suite 100   :
Portland, Maine 04101   :
                                                         :
(812-15273)   :
                                                         :
_____   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY
ACT OF 1940

DoubleLine ETF Trust, DoubleLine ETF Adviser LP, and Foreside Fund Services, LLC filed an
application on October 15, 2021 and amendments to the application on December 30, 2021,
January 31, 2022 and February 2, 2022 requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the
Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption
from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) ActiveShares ETFs (as described in the Reference Order (as defined
below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b)
secondary market transactions in Shares to occur at negotiated market prices rather than at net
asset value; and (c) certain affiliated persons of an ActiveShares ETF to deposit securities into,
and receive securities from, the ActiveShares ETF in connection with the purchase and
redemption of creation units. The relief in the order incorporates by reference terms and
conditions of the same relief of a previous order granting the same relief sought by applicants, as
that order may be amended from time to time ("Reference Order").[1]

On February 9, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34499). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the

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[1]   Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477
(May 20, 2019) (order).

application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of DoubleLine ETF Trust, et al. (File No. 812-15273),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary